Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Travelzoo of our report dated March 31, 2023, except for the restatement described in Note 17 as to which the date is August 14, 2023, relating to the consolidated financial statements of Travelzoo, appearing in the Annual Report on Form 10-K of Travelzoo for the year ended December 31, 2023.

As discussed in Note 12 to the consolidated financial statements, the 2022 financial statements have been restated due to a change in reportable segments. We have not audited the adjustments to the 2022 financial statements to retrospectively present the change in reportable segments, as described in Note 12.

 /s/ RSM US LLP

San Jose, California
May 24, 2024